UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: KKR Real Estate Select Trust Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone Number (including area code): (212) 750-8300

Name and address of agent for service of process:

Jason Carss

9 West 57th Street, Suite 4200

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 28th day of May 2020.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	President and Sole Director

Attest:	/s/ Michael Whyte
Michael Whyte Treasurer and Secretary